As filed with the Securities and Exchange Commission on September 13, 2024

Securities Act File No. 333-269889

Investment Company Act File No. 811-21465

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(CHECK APPROPRIATE BOX OR BOXES)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 3

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 13

CBRE Global Real Estate Income Fund

(Exact name of Registrant as specified in Charter)

555 East Lancaster Avenue, Suite 120

Radnor, Pennsylvania 19087

(Address of principal executive offices)

(877) 711-4272

(Registrant’s Telephone Number, including Area Code)

Joseph P. Smith, President and Principal Executive Officer
CBRE Global Real Estate Income Fund

555 East Lancaster Avenue, Suite 120
Radnor, Pennsylvania 19087
(Name and Address of Agent for Service)

Copies To:

Thomas S. Harman

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue NW

Washington, DC 20004

Approximate Date of Proposed Public Offering: From time to time after the effective date of the Registration Statement.

☐  Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒  Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”) other than securities offered in connection with a dividend reinvestment plan.

☐  Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐  Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐  Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐  when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:

☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐  This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:             .

☐  This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:             .

☒  This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: 333-269889.

Check each box that appropriately characterizes the Registrant:

☒  Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐  Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☐  Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☒  A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☒  Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐  Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐  If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐  New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to CBRE Global Real Estate Income Fund’s (the “Registrant”) Registration Statement on Form N-2 (File No. 333-269889) (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing certain exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 to the Registration Statement consists only of a facing page, this explanatory note, and Part C. The Registrant hereby incorporates by reference the Prospectus and Statement of Additional Information, filed as Parts A and B, respectively, in the Registrant’s Registration Statement on Form N-2, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2023 (Accession No. 0001174947-23-000233).

As permitted by Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective upon filing with the SEC.

PART C – OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.        Financial Statements.

Part A — Financial Highlights for the fiscal years ended December 31, 2022, 2021, 2020, 2019, 2018, 2017, 2016, 2015, 2014, and 2013.

Part B — Financial Statements included in the audited Annual Report on Form N-CSR for the fiscal year ended December 31, 2022, filed with the SEC on February 21, 2023 (EDGAR Accession No. 0001193125-23-043544) (incorporated into Part B by reference).

2.       Exhibits.

(a)(1)	Certificate of Trust of CBRE Global Real Estate Income Fund (the “Registrant” or the “Trust”), dated November 6, 2003, as amended July 1, 2011 and September 30, 2021, is incorporated herein by reference to Exhibit (a)(1) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(a)(2)	Amended and Restated Agreement and Declaration of Trust of the Registrant, dated as of September 30, 2021 (the “Agreement and Declaration of Trust”), is incorporated herein by reference to Exhibit (a) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(b)	Amended and Restated By-Laws of the Registrant, dated as of June 7, 2024, are incorporated herein by reference to Exhibit (b) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001213900-24-058533 on July 2, 2024.

(c)	Not applicable.

(d)(1)	See Article VI of the Agreement and Declaration of Trust filed as Exhibit (a)(2) above.

(d)(2)	Form of Subscription Certificate is incorporated herein by reference to Exhibit (d)(2) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(d)(3)	Form of Notice of Guaranteed Delivery is incorporated herein by reference to Exhibit (d)(3) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(e)	Automatic Dividend Reinvestment Plan, adopted February 27, 2004, is incorporated herein by reference to Exhibit (e) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(f)	Inapplicable.

(g)(1)	Investment Management Agreement, dated February 18, 2004, between the Registrant and ING Clarion Real Estate Securities, L.P. (now, CBRE Investment Management Listed Real Assets LLC) is incorporated herein by reference to Exhibit (g)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(g)(2)	Waiver Reliance Letter, dated February 18, 2004, between the Registrant and ING Clarion Global Real Estate Securities, L.P. (now, CBRE Investment Management Listed Real Assets LLC) is incorporated herein by reference to Exhibit (g)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(h)(1)	Additional Compensation Agreement, dated February 24, 2004, between ING Clarion Real Estate Securities, L.P. (now, CBRE Investment Management Listed Real Assets LLC) and A.G. Edwards & Sons, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, and Wachovia Capital Markets, LLC (the “Additional Compensation Agreement”) is incorporated herein by reference to Exhibit (h)(3) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-07-000024 on January 4, 2007.

(h)(2)	Amendment No. 1, dated September 17, 2010, to the Additional Compensation Agreement is incorporated herein by reference to Exhibit (h)(2) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(h)(3)	Engagement Agreement, dated January 25, 2023, between the Registrant and Chatsworth Securities LLC is incorporated herein by reference to Exhibit (h)(3) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(h)(4)	Distribution Agreement relating to at-the-market offerings, dated September 13, 2024, between the Registrant and Foreside Fund Services, LLC is filed herewith.

(h)(5)	Sub-Placement Agent Agreement relating to at-the-market offerings, dated September 13, 2024, between Foreside Fund Services, LLC and UBS Securities LLC is filed herewith.

(i)	Not applicable.

(j)	Custody Agreement, dated February 27, 2004, between the Registrant and The Bank of New York (now, The Bank of New York Mellon) is incorporated herein by reference to Exhibit (j) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(k)(1)	Blanket Issuer Letter of Representations, dated May 14, 2004, between the Registrant and The Depository Trust Company is incorporated herein by reference to Exhibit (k)(4) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(k)(2)	Administration Agreement, dated February 27, 2004, between the Registrant and The Bank of New York (now, The Bank of New York Mellon) is incorporated herein by reference to Exhibit (k)(5) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(k)(3)	Fund Accounting Agreement, dated February 27, 2004, between the Registrant and The Bank of New York (now, The Bank of New York Mellon) is incorporated herein by reference to Exhibit (k)(6) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-138660 and 811-21465), as filed with the SEC via EDGAR Accession No. 0000950153-06-002804 on November 13, 2006.

(k)(4)	Transfer Agency and Service Agreement, effective as of May 1, 2022, between the Registrant and Computershare, Inc. (the “Transfer Agency and Service Agreement”) is incorporated herein by reference to Exhibit (k)(4) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(k)(5)	Fee and Service Schedule for Stock Transfer Services, effective May 1, 2022, to the Transfer Agency Services Agreement is incorporated herein by reference to Exhibit (k)(5) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(k)(6)	Amended and Restated Security Agreement, dated August 2, 2021, between the Registrant and The Bank of New York Mellon is incorporated herein by reference to Exhibit (k)(6) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(k)(7)	Form of Subscription Agent Agreement, dated February 24, 2023, between the Registrant, Computershare Inc., and Computershare Trust Company, N.A. is incorporated herein by reference to Exhibit (k)(7) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(k)(8)	Information Agent Agreement, dated February 22, 2023, between the Registrant and Georgeson LLC is incorporated herein by reference to Exhibit (k)(8) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(l)(1)	Opinion and consent of counsel, Morgan, Lewis & Bockius LLP, as to the legality of the shares being registered is incorporated herein by reference to Exhibit (l)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(l)(2)	Opinion and consent of counsel, Morgan, Lewis & Bockius LLP, as to the legality of the rights and shares, is incorporated herein by reference to Exhibit (l)(2) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000263 on February 27, 2023.

(m)	Not applicable.

(n)	Consent of KPMG LLP is filed herewith.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Registrant’s Code of Ethics is incorporated herein by reference to Exhibit (r)(1) to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001213900-24-058533 on July 2, 2024.

(r)(2)	Code of Ethics of CBRE Investment Management Listed Real Assets LLC is incorporated herein by reference to Exhibit (r)(1) to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-269889 and 811-21465), as filed with the SEC via EDGAR Accession No. 0001174947-23-000233 on February 21, 2023.

(s)	Calculation of Filing Fee Tables is filed herewith.

(t)	Power of Attorney is filed herewith.

Item 26. Marketing Arrangements

Any information concerning arrangements known to the Registrant, principal holders of Trust shares, and/or any of the Trust’s underwriters made for any of the following purposes: (1) to limit or restrict sale of other securities of the same class as those being offered for the period of distribution; (2) to stabilize the market for any of the securities to be offered; or (3) to hold each underwriter or dealer responsible for the distribution of his or her participation, will be contained in the accompanying prospectus supplement, if any, and is incorporated herein by reference.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this registration statement:

SEC Registration Fees	$28,000
Printing and Mailing Expenses	$5,000
Legal Fees and Expenses	$65,000
Accounting Fees	$25,000
NYSE Listing Fees	$50,000
Miscellaneous	$0
Total	$173,000

Item 28.	Persons Controlled by or Under Common Control

None.

Item 29.	Number of Holders of Securities

At July 30, 2024:

Title of Class	Number of Record Holders
Shares of Common Stock, par value $0.001	48,813

Item 30.	Indemnification

Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:

5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No Trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, Trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a Trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a Trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the Trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a Trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a Trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.

(b)       Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those Trustees who are neither Interested Persons of the Trust nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.

(c)       The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the Trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.

(d)       The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or Trustees who are not Interested Persons of the Trust or any other right to which he or she may be lawfully entitled.

(e)       Subject to any limitations provided by the 1940 Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the Trustees.

5.3 No Bond Required of Trustees. No Trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.

5.4 No Duty of Investigation; Insurance, etc. No purchaser, lender, transfer agent or other person dealing with the Trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the Trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as Trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The Trustees may maintain insurance for the protection of the Trust Property, its Shareholders, Trustees, officers, employees and agents in such amount as the Trustees shall deem adequate to cover possible tort liability, and such other insurance as the Trustees in their sole judgment shall deem advisable or is required by the 1940 Act.

5.5 Reliance on Experts, etc. Each Trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the Trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a Trustee.

Section 9 of the Registrant’s Investment Advisory Agreement provides as follows:

(a) The Trust hereby agrees to indemnify the Advisor, and each of the Advisor’s directors, officers, employees, agents, associates and controlling persons and the directors, partners, members, officers, employees and agents thereof (including any individual who serves at the Advisor’s request as director, officer, partner, member, trustee or the like of another entity) (each such person being an “Indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable state law) reasonably incurred by such Indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which such Indemnitee may be or may have been involved as a party or otherwise or with which such Indemnitee may be or may have been threatened, while acting in any capacity set forth herein or thereafter by reason of such Indemnitee having acted in any such capacity, except with respect to any matter as to which such Indemnitee shall have been adjudicated not to have acted in good faith in the reasonable belief that such Indemnitee’s action was in the best interest of the Trust and furthermore, in the case of any criminal proceeding, so long as such Indemnitee had no reasonable cause to believe that the conduct was unlawful; provided, however, that (1) no Indemnitee shall be indemnified hereunder against any liability to the Trust or its shareholders or any expense of such Indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence or (iv) reckless disregard of the duties involved in the conduct of such Indemnitee’s position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”), (2) as to any matter disposed of by settlement or a compromise payment by such Indemnitee, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless there has been a determination that such settlement or compromise is in the best interests of the Trust and that such Indemnitee appears to have acted in good faith in the reasonable belief that such Indemnitee’s action was in the best interest of the Trust and did not involve disabling conduct by such Indemnitee and (3) with respect to any action, suit or other proceeding voluntarily prosecuted by any Indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such Indemnitee was authorized by a majority of the full Board of Trustees of the Trust.

(b) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation of the Indemnitee’s good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to reimburse the Trust unless it is subsequently determined that such Indemnitee is entitled to such indemnification and if the trustees of the Trust determine that the facts then known to them would not preclude indemnification. In addition, at least one of the following conditions must be met: (A) the Indemnitee shall provide a security for such Indemnitee-undertaking, (B) the Trust shall be insured against losses arising by reason of any lawful advance, or (C) a majority of a quorum consisting of trustees of the Trust who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”) or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the Indemnitee ultimately will be found entitled to indemnification.

(c) All determinations with respect to indemnification hereunder shall be made (1) by a final decision on the merits by a court or other body before whom the proceeding was brought that such Indemnitee is not liable or is not liable by reason of disabling conduct, or (2) in the absence of such a decision, by (i) a majority vote of a quorum of the Disinterested Non-Party Trustees of the Trust, or (ii) if such a quorum is not obtainable or, even if obtainable, if a majority vote of such quorum so directs, independent legal counsel in a written opinion. All determinations that advance payments in connection with the expense of defending any proceeding shall be authorized shall be made in accordance with the immediately preceding clause (2) above.

The rights accruing to any Indemnitee under these provisions shall not exclude any other right to which such Indemnitee may be lawfully entitled.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a trustee, officer or controlling person of the Trust in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Trust by such trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31.	Business and Other Connections of Investment Advisor

CBRE Investment Management Listed Real Assets LLC (the “Advisor”), a limited liability company organized under the laws of the State of Delaware, serves as investment adviser to the Registrant. The Registrant is fulfilling the requirement of this Item 31 by confirming that the Advisor, nor any officers or directors of the Advisor, engaged in any other business, profession, vocation or employment of a substantial nature during the Registrant’s past two fiscal years other than their positions with the Registrant. The positions of the officers and directors of the Advisor, held with the Registrant, are disclosed in one or more of the following documents: (1) the Registrant’s Statement of Additional Information; (2) the Registrant’s Annual Shareholder Report dated December 31, 2023; and (3) the Advisor’s Form ADV (File No. 801-49083) filed under the Investment Advisers Act of 1940, as amended.

Item 32.	Location of Accounts and Records

The Registrant’s accounts, books and other documents are currently located at the offices of the Registrant, c/o CBRE Investment Management Listed Real Assets LLC, 555 East Lancaster Avenue, Suite 120, Radnor, Pennsylvania 19087, and at the offices of The Bank Of New York Mellon, the Registrant’s Custodian, Administrator, and the Transfer Agent, located at 240 Greenwich Street, New York, New York 10286.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

1. Not applicable.

2. Not applicable.

3. The Registrant undertakes:

(a)	to file, during a period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(2)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1), (a)(2), and (a)(3) of this section do not apply to the extent the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference into the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(b)	that, for the purpose of determining any liability under the Securities Act, each post-effective amendment to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	if the Registrant is relying on Rule 430B [17 CFR 230.430B]:

(A)	Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)	if the Registrant is subject to Rule 430C: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)	that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4. Not applicable.

5. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference into the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

7. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and/or the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Radnor, and Commonwealth of Pennsylvania, on the 13th day of September, 2024.

CBRE GLOBAL REAL ESTATE INCOME FUND

/s/ Joseph P. Smith
Joseph P. Smith
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ T. Ritson Ferguson*	Member of the Board of Trustees	September 13, 2024
T. Ritson Ferguson

/s/ Asuka Nakahara*	Member of the Board of Trustees	September 13, 2024
Asuka Nakahara

/s/ John R. Bartholdson*	Member of the Board of Trustees	September 13, 2024
John R. Bartholdson

/s/ Leslie E. Greis*	Member of the Board of Trustees	September 13, 2024
Leslie E. Greis

/s/ Heidi Stam*	Member of the Board of Trustees	September 13, 2024
Heidi Stam

/s/ Peter Finnerty*	Member of the Board of Trustees	September 13, 2024
Peter Finnerty

/s/ Jonathan A. Blome	Principal Financial Officer	September 13, 2024
Jonathan A. Blome

/s/ Joseph P. Smith
* Joseph P. Smith, Attorney-in-Fact, pursuant to power of attorney

EXHIBIT INDEX

Exhibit Number	Exhibit

EX-99.H4	Distribution Agreement relating to at-the-market offerings, dated September 13, 2024, between the Registrant and Foreside Fund Services, LLC

EX-99.H5	Sub-Placement Agent Agreement relating to at-the-market offerings, dated September 13, 2024, between Foreside Fund Services, LLC and UBS Securities LLC

EX-99.N	Consent of KPMG LLP

EX-99.S	Fee Calculation Table

EX-99.T	Power of Attorney